UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Lightning Gaming, Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

To be applied for

(CUSIP Number)

Brian Sullivan

c/o SIG Strategic Investments, LLLP

401 City Avenue, Suite 220

Bala Cynwyd, PA 19004

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 11, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. To be applied for

1.	Names of Reporting Persons SIG Strategic Investments, LLLP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 1,500,000

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 1,500,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.4%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. To be applied for

1.	Names of Reporting Persons Susquehanna Private Equity Investments, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 1,500,000

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 1,500,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.4%

14.	Type of Reporting Person (See Instructions) OO

Item 1 Security and Issuer

The class of securities to which this statement on Schedule 13D (the “Schedule 13D”) relates is the common stock, par value $0.001 per share (“Shares”), of Lightning Gaming, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 106 Chelsea Parkway Boothwyn, PA 19061.

Item 2 Identity and Background

(a)   This Schedule 13D is filed jointly by SIG Strategic Investments, LLLP, a Delaware limited liability limited partnership (“SIG Strategic”), and Susquehanna Private Equity Investments, LLC, a Delaware limited liability company and the investment manager for SIG Strategic pursuant to an investment management agreement (“SPEI” and, with SIG Strategic, the “Reporting Persons”).  The general partner of SIG Strategic is SIG Strategic Holdings, LLC, a Delaware limited liability company (“SIG Strategic Holdings”).  The persons who control SIG Strategic Holdings are Arthur Dantchik, Mark Dooley, Joel Greenberg and Jeffrey Yass (collectively, the “Controlling Individuals”)

(b)   The business address of each of the Reporting Persons, SIG Strategic Holdings and Messrs. Yass, Greenberg, Dantchik and Dooley is 401 City Avenue, Suite 220, Bala Cynwyd, PA 19004.

(c)   The principal business of SIG Strategic is to engage in the purchase of securities for investment.  The principal business of SPEI is to act as the investment manager for SIG Strategic.  The principal business of SIG Strategic Holdings is to act as the general partner for SIG Strategic.  Each of the Controlling Individuals is engaged in the investment business.

(d)   During the last five years, neither of the Reporting Persons, nor, to the best of their knowledge, SIG Strategic Holdings or any of the Controlling Individuals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   During the last five years, neither of the Reporting Persons, nor, to the best of their knowledge, SIG Strategic Holdings or any of the Controlling Individuals has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Each of the Controlling Individuals is a citizen of the United States of America.

Item 3 Source and Amount of Funds or other Consideration

Pursuant to a Loan Agreement, dated June 27, 2007 (the “2007 Loan Agreement”), by and among SIG Strategic, The Co-Investment Fund II LP (“CI II”), Stewart J. Greenebaum, LLC (“Greenebaum”) and Lightning Poker, Inc., presently a wholly-owned subsidiary of the Issuer (“Lightning Poker”), SIG Strategic acquired warrants entitling SIG Strategic to purchase 777,605 shares of common stock of Lightning Poker at an exercise price of $2.572 per share until 5:00 p.m. June 27, 2012 (the “Lighting Poker Warrants”).

Pursuant to an Agreement and Plan of Merger, dated September 28, 2007, by and among the Issuer, LPI Acquisition Corp., a wholly-owned subsidiary of the Issuer, and Lightning Poker, the Lightning Poker Warrants were converted into warrants to purchase 1,000,000 Shares at an exercise price of $2.00 per share until 5:00 p.m. June 27, 2012 (the “2012 Warrants”).

Pursuant to a Loan Agreement, dated June 30, 2008, by and among SIG Strategic, CI II and the Issuer, SIG Strategic acquired warrants to purchase 1,000,000 Shares at an exercise price of $2.00 per share until June 30, 2013 (the “2013 Warrants” and, together with the 2012 Warrants, the “Warrants”).

Pursuant to a Note and Warrant Purchase Agreement, dated December 11, 2009, by and between SIG Strategic, CI II, Greenebaum and the Issuer, SIG Strategic sold (the “Sale”) a $2,000,000 promissory note issued by the Issuer and 2012 Warrants entitling SIG Strategic to purchase 500,000 Shares to CI II and Greenebaum (together, the “Purchasers”), in exchange for which SIG Strategic received total cash consideration from the Purchasers of $1,000,000.

SIG Strategic used its own working capital funds to purchase the Warrants described herein.

Item 4 Purpose of Transaction
The Reporting Persons purchased the Warrants as an investment and effected the Sale based upon their evaluation of the investment potential of such Warrants relative to other opportunities.

Depending on the market conditions for the Shares (if any), other investment opportunities available to the Reporting Persons, and based upon other considerations, the Reporting Persons may exercise Warrants or acquire or dispose of additional Warrants or Shares from time to time.

Item 5 Interest in Securities of Issuer

(a)           The Reporting Persons beneficialy own 1,500,000 Shares or 24.4% (1) of the outstanding Shares of the Issuer.  To the best knowledge of the Reporting Persons, other than the Reporting Persons, none of the persons listed in Item 2 hereof beneficially owns any Shares.

(b)           The Reporting Persons have shared voting and dispositive power of the Shares.

(c)           Other than the Sale described in Item 3, no other transactions in Shares were effected by the Reporting Persons in the sixty days before the date of this Schedule 13D.  To the best knowledge of the Reporting Persons, none of the persons listed in Item 2 hereof has effected any transactions in the Shares during the past 60 days.

(d)           Not applicable.

(e)           Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

The responses to Item 2, Item 3, and Item 4 are incorporated herein by reference.  Except for the investment management agreement described in Item 2 above, or as otherwise set forth in this Schedule 13D, none of the Reporting Persons, nor any other entities or persons described in Item 2, has any contracts, arrangements, understandings, or relationships (legal or otherwise) with each other or with any person with respect to any securities of the Issuer, including, but not limited to, transfer or

(1) Calculation of beneficial ownership is based on 4,647,474 Shares outstanding as of November 10, 2009 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009 as filed with the Securities and Exchange Commission on November 13, 2009.

voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7 Material to be Filed as Exhibits

Exhibits:

Exhibit I:  Joint Filing Agreement, dated as of December 21, 2009, by and between SIG Strategic Investments, LLLP and Susquehanna Private Equity Investments, LLC.

Exhibit II:  Limited Power of Attorney executed by SIG Strategic Investments, LLLP, authorizing Susquehanna Private Equity Investments, LLC to sign and file this Schedule 13D on its behalf, and incorporated by reference from Exhibit II to the Schedule 13G filed by the Reporting Persons on February 13, 2009 in respect of the securities of the Issuer.

Dated: December 21, 2009

SIG STRATEGIC INVESTMENTS, LLLP		SUSQUEHANNA PRIVATE EQUITY INVESTMENTS, LLC
By: Susquehanna Private Equity Investments, LLC
pursuant to a Limited Power of Attorney

By:	/s/ Brian Sullivan	By:	/s/ Brian Sullivan
Name: Brian Sullivan		Name: Brian Sullivan
Title: Treasurer		Title: Treasurer

The Limited Power of Attorney executed by SIG Strategic Investments, LLLP, authorizing Susquehanna Private Equity Investments, LLC to sign and file this Schedule 13D on its behalf, is incorporated by reference from Exhibit II to Schedule 13G filed by the Reporting Persons on February 13, 2009 in respect of the securities of the Issuer.

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Shares is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of December 21, 2009

SIG STRATEGIC INVESTMENTS, LLLP		SUSQUEHANNA PRIVATE EQUITY INVESTMENTS, LLC

By: Susquehanna Private Equity Investments, LLC
pursuant to a Limited Power of Attorney

By:	/s/ Brian Sullivan	By:	/s/ Brian Sullivan
Name: Brian Sullivan		Name: Brian Sullivan
Title: Treasurer		Title: Treasurer